February 5, 2007

Re:	Advanced Semiconductor Engineering, Inc.
Form 20-F for the fiscal year ended December 31, 2005
Form 6-K for fiscal 2006
(File No. 1-16125)

Mr. Brian R. Cascio, Accounting Branch Chief
Mr. Gary R. Todd
Ms. Jeanne Bennett
United States Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
[FILED VIA EDGAR]

Dear Messrs. Cascio and Todd and Ms. Bennett:

     Reference is made to the letter received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated December 19, 2006 regarding the Form 20-F for the fiscal year ended December 31, 2005 (the “Form 20-F”) and the Form 6-K (the “Form 6-K”) for fiscal 2006 of Advanced Semiconductor Engineering, Inc. (the “Company”).

     Set forth below are the Company’s responses to the comments raised by the Staff. The comments are repeated below in bold and followed by the Company’s response.

     In connection with responding to the Staff’s comments, the Company acknowledges that:

  The Company is responsible for the adequacy and accuracy of the disclosure in the Form 20-F and the Form 6-K;

  Staff comments or any changes to disclosure made in response to comments do not foreclose the Commission from taking any action with respect to the Form 20-F or the Form 6-K; and

  The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities law of the United States.

Form 20-F for fiscal year ended December 31, 2005

Selected Financial Data, page 3

Note 30 Summary of Significant Differences Between Accounting Principles Followed by the Company and Accounting Principles Generally Accepted in the United States of America, page F-55

1.	It appears that you have reported the loss from the fire at the Chung Li facility as a non-operating item under US GAAP. Under US GAAP, charges and credits which relate to activities for which revenues and expenses have historically been included in income (loss) from operations are normally classified in income (loss) from operations. Please tell us why the loss from the fire should not be classified in income (loss) from operations for US GAAP purposes. Refer to Question 2 to SAB Topic 5.P.3. Also refer to paragraph 25 of SFAS 144. Please advise and/or revise future filings.

The Company advises the Staff that in classifying the loss from fire as non-operating expenses under U.S. GAAP, the Company followed FASB Statement of Financial Accounting Concepts No. 6, Elements of Financial Statements (“SFAC No. 6”).

Paragraph 86 of SFAC No. 6 states the following:

     Gains and losses may also be described or classified as “operating” or “non-operating,” depending on their relation to an entity’s major ongoing or central operations. For example, losses on writing down inventory from cost to market are usually considered to be operating losses, while major casualty losses are usually considered non-operating losses.

The Company defined the term “casualty” as a serious or a fatal accident, and categorized the loss from the fire as a major casualty loss. Consequently, such loss was classified as non-operating expenses under U.S. GAAP based on the guidance in SFAC No. 6.

The Company notes the guidance provided in paragraph 25 of FASB Statement of Financial Accounting Standards No. 144 (“SFAS No. 144”) and in Question 2 of Topic 5.P.3 in Staff Accounting Bulletin (“SAB”). The Company acknowledges the Staff’s guidance that SFAS No. 144 and SAB Topic 5.P.3 should be applied to the accounting for loss from the fire in 2005. Such loss included mainly impairment on the Company’s inventory, building and machinery, and other fixed assets.

In response to the Staff’s comment, the Company will classify the loss from the fire in 2005 as operating expenses under U.S. GAAP in Item 3.A. Selected Financial Data of future filings of its annual reports on Form 20-F.

     If you have any questions about this response letter, the Form 20-F or the Form 6-K, please do not hesitate to contact the undersigned in Taipei, Taiwan (Tel: 886-2-8780-5489; Fax: 886-2-2757-6121); Sheena Chiang of Deloitte & Touche in Kaohsiung, Taiwan (Tel: 886-7-238-9988 ext. 8764; Fax: 886-7-237-1789); or Show-Mao Chen of Davis Polk & Wardwell in Hong Kong (Tel: 852-2533-3328; Fax: 852-2533-3388).

Sincerely yours,

Advanced Semiconductor Engineering, Inc.

By:	/s/ Joseph Tung

	Name:	Joseph Tung
	Title:	Chief Financial Officer

cc:	Sheena Chiang
Deloitte & Touche

Show-Mao Chen, Esq.
Davis Polk & Wardwell